EXHIBIT 99.1

TRX Gold Announces US ATM Offering

TORONTO, May 12, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today announced that it has entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value (the “Shares”) having an aggregate offering price of up to US$10,000,000 (the “Offering”). The Offering is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333-255526) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) and declared effective on May 21, 2021 (the “Registration Statement”), and the related Prospectus dated April 27, 2021, (the “Base Prospectus”) and the Prospectus Supplement dated May 12, 2023 (“Prospectus Supplement”, together with Base Prospectus, the “Prospectus”) filed with the Commission.

Sales of Shares under the Prospectus will be made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through NYSE American. The Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. No Shares in this Offering will be sold on the Toronto Stock Exchange or any other trading market in Canada. The Company is relying on section 602.1 of the TSX Company Manual for an exemption for eligible interlisted issuers from TSX requirements.

If TRX Gold chooses to sell Shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes.

You can review our SEC filings and the Registration Statement by accessing the SEC’s internet site at http://www.sec.gov. We also maintain a website at http://www.trxgold.com, through which you can access our SEC filings.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to estimation of mineral resources and gold production, specifically, the short and long term projected production rates and average cash costs per ounce, timing of the results from the metallurgical and geotechnical programs.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.